Exhibit 99.1

MOL Announces Second Quarter 2015 Unaudited Financial Results

KUALA LUMPUR, Malaysia, August 21, 2015 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced its unaudited financial results for the second quarter of 2015.

Second Quarter 2015 Highlights
•	Consolidated revenue increased by 13.4% to MYR54.7 million (US$14.5 million) from MYR48.2 million in the prior year period.
•	MOLPoints’ segment revenue increased by 26.3% to MYR38.3 million (US$10.1 million) from MYR30.3 million in the prior year period.
•	MOLReloads’ segment revenue increased by 8.0% to MYR9.6 million (US$2.5 million) from MYR8.9 million in the prior year period.
•	MOLPay’s segment revenue increased by 36.2% to MYR4.1 million (US$1.1 million) from MYR3.0 million in the prior year period.
•	MMOG.asia’s segment revenue decreased by 33.8% to MYR2.2 million (US$0.6 million) from MYR3.4 million in the prior year period.

Mr. Charles Ng, Co-CEO of MOL, stated, “We are pleased to report solid top-line growth of 13.4% year over year, driven by continued revenue and volume growth in our core MOLPoints, MOLReloads, and MOLPay business lines. The MOLPoints business successfully signed approximately 40 new mobile games, and we plan to further focus on this mobile growth segment. In addition, we have now expanded our carrier billing business, PayByMe, by setting-up a separate entity in the Middle East as well as strengthening our presence in Turkey with Games Sultan and PaytoGo. We are also pleased to announce the successful launch of the mobile version of our popular PC game, Boomz, in Mandarin for Malaysia and Singapore, and preliminary numbers have indicated that the mobile revenues exceeded PC-based legacy game revenue during July of 2015. In addition, we expect to launch new language versions of Boomz in both Thai and English for Southeast Asia excluding Vietnam before the end of the year to further fortify our mobile strategy. However, we experienced slight pressure on overall profitability this past quarter as a result of additional expenditures, but believe that the revenue growth strategies coupled with a tighter grip on expenses will allow us to grow our profits going forward. We are excited by the numerous key initiatives being developed and are confident in our position as a leading e-payment enabler in emerging markets.”

Mr. Ramesh Pathmanathan, Group Chief Financial Officer of MOL, stated, “We continue to see growth in our top-line driven primarily by our MOLPoints business. Similar to the previous quarter, we saw slight margin compression mainly due to a shift in revenue mix. Revenues from PayByMe and MOLPay, are lower margin businesses compared to other MOLPoints businesses and continue to grow at a faster rate and contribute more to our overall revenues. This, coupled with the decline in MMOG.asia segment revenue, led to a decline in our gross profitability as compared to the prior year period. Together with other key initiatives, including our mobile version of Boomz, we are confident that we will be able to provide consistent long-term value for our shareholders”.

Business Milestones
•	Expanded MOLPoints in Russia through relationships entered into by PayByMe, the Company’s mobile carrier billing business, with two established Russian telecom companies via PayByMe.
•
Expanded MOLPoints in Thailand through partnership agreement with 7-Eleven, a popular convenience store.  Approximately 8,000 7-Eleven stores across Thailand are expected to roll out MOLPoints during the second half of 2015.

•
Expanded MOLPay through a strategic alliance with 2C2P, a leading e-commerce payment gateways that provide merchants with the widest online and offline payment channel options in Malaysia, Thailand, and Indonesia.

Second Quarter 2015 Financial Results

CONSOLIDATED REVENUE
Consolidated revenue increased by 13.4% to MYR54.7 million (US$14.5 million) from MYR48.2 million in the prior year period. Consolidated revenue increased primarily due to the growth of MOLPoints, MOLReloads and MOLPay, and was partially offset by a reduction in MMOG.asia segment revenue.

	Three months ended June 30,
	2014		2015
	MYR	% of Revenue	MYR	USD	% of Revenue	YoY Change
	(in millions)	(%)	(in millions)		(%)	(%)
Net Revenue

MOLPoints	30.3	62.9	38.3	10.1	70.0	26.3
MOLReloads	8.9	18.4	9.6	2.5	17.5	8.0
MOLPay	3.0	6.3	4.1	1.1	7.5	36.2
MMOG.asia	3.4	7.0	2.2	0.6	4.1	(33.8)

Total (1)	48.2	100.0	54.7	14.5	100.0	13.4

•
MOLPoints segment revenue increased by 26.3% to MYR38.3 million (US$10.1 million) from MYR30.3 million in the prior year period primarily due to an increase in volume of 11.7% to MYR188.9 million in the second quarter of 2015 from MYR169.2 million in the prior year period. The top three territories represent approximately 82.0% of our total payment volumes, including; Thailand (32.1%), Malaysia (25.6%) and the combination of Turkey and the Middle East (24.0%). Revenue from Thailand increased by 20.5% while payment volume decreased by 2.1% in the second quarter of 2015 from the prior year period. Volume declined due to a shift from PC games to mobile games. Revenues from Malaysia decreased by 4.6% while payment volumes grew by 1.2% in the second quarter of 2015 from the prior year period due to a reduction in our revenue share or "take rate" of MOLPoints. Revenue and payment volume from Turkey and Middle East grew by 167.4% and 98.9% respectively, in the second quarter of 2015 from the prior year period primarily due to PayByMe, which we acquired in September 2014. In addition, revenue and payment volume from Rixty, which operates MOLPoints in the United States and Brazil, grew by 71.4% and 58.4%, respectively, in the second quarter of 2015 compared to the

__________________________________
(1)           Total revenue include others segment.

prior year period, and now represents 7.7% of total MOLPoints volumes. Our overall MOLPoints take rate also improved by 2.4%, mainly arising from improvements in Thailand, United States and Brazil and PayByMe.

•
MOLReloads segment revenue increased by 8.0% to MYR9.6 million (US$2.5 million) from MYR8.9 million in the prior year period primarily due to an increase in volume of 18.8% to MYR383.6 million from MYR323.0 million. This was due to increased volume in Malaysia and the Philippines, which now represent 92.3% and 6.4% of total MOLReloads volume, respectively. In addition, MOLReloads in Thailand expanded more than six-fold, although it still represents only 1.3% of total volumes. Our overall MOLReloads take rate for the second quarter 2015 declined marginally compared to the prior year period.

•
MOLPay segment revenue increased by 36.2% to MYR4.1 million (US$1.1 million) from MYR3.0 million in the prior year period primarily due to an increase in volume of 90.0% to MYR132.0 million from MYR69.5 million. MOLPay’s volume in Vietnam and Malaysia grew by 91.5% and 86.3%, respectively and represents 71.1% and 28.9% of total MOLPay volume, respectively. Our overall MOLPay take rate for the second quarter of 2015 was lower than the prior year period due to the revenue mix from our diverse merchant base, with larger merchants contributing greater volumes at relatively lower take rates than smaller merchants.

•
MMOG.asia segment revenue decreased by 33.8% to MYR2.2 million (US$0.6 million) from MYR3.4 million in the prior year period. The decrease of this high margin segment was primarily due to the declining popularity of our legacy online PC games portfolio, which saw a decrease in volume of 55.1% to MYR2.6 million from MYR5.7 million. The decrease in volume was primarily due to a rapidly shifting industry trend from PC games to mobile games. Our overall MMOG.asia take rate for the second quarter 2015 was higher compared to the prior year period, which marginally helped mitigate the decline in revenue.

DIRECT COST AND OTHER ANCILLARY EXPENSES
Direct cost and other ancillary expenses increased by 44.8% to MYR31.1 million (US$8.3 million) from MYR21.5 million in the prior year period.
	Three months ended June 30,
	2014	2015		YoY
	MYR	MYR	USD	Change
	(in millions)	(in millions)		(%)
Direct cost and other ancillary expenses

MOLPoints	13.9	22.6	6.0	62.7
MOLReloads	5.5	5.8	1.5	5.3
MOLPay	1.8	2.4	0.7	32.1
MMOG.asia	0.19	0.20	0.05	1.1

Total (2)	21.5	31.1	8.3	44.8

__________________________________
(2)           Total direct cost and other ancillary expenses include others segment.

•
MOLPoints segment direct cost and other ancillary expenses increased by 62.7% to MYR22.6 million (US$6.0 million) from MYR13.9 million in the prior year period primarily due to our mobile carrier business, PayByMe, which we acquired in September 2014, in addition to volume growth in Malaysia and Brazil and the United States. PayByMe, which generally incurs higher costs than the other components of our MOLPoints segment, represented 32.4% of MOLPoints segment direct costs and other ancillary expenses. In addition, the increase in segment cost was also due to higher channel costs in Thailand and Turkey (excluding PayByMe), which represented 25.8% and 11.0% of MOLPoints segment direct costs and other ancillary expenses, respectively. In Thailand, additional channel costs was incurred from the carrier billing business, Easy2Pay which enjoyed a higher revenue share in the quarter. In addition, Turkey (excluding PayByMe) channel costs increased due to the new e-money license requirement that increased transaction costs.

•
MOLReloads segment direct cost and other ancillary expenses increased by 5.3% to MYR5.8 million (US$1.5 million) from MYR5.5 million in the prior year period due to an increase in MOLReloads volume in Malaysia, Philippines and Thailand although channel costs marginally declined.

•
MOLPay segment direct cost and other ancillary expenses increased by 32.1% to MYR2.4 million (US$0.7 million) from MYR1.8 million in the prior year period primarily due to increases in MOLPay volume in Vietnam and Malaysia of 91.5% and 86.3%, respectively.

•
MMOG.asia segment direct cost and other ancillary expenses increased by 1.1% to MYR0.20 million (US$0.05 million) from MYR0.19 million in the prior year period due to higher channel costs despite a 55.1% decrease in the segment’s underlying volumes.

GROSS PROFIT
Gross profit decreased by 12.0% to MYR23.5 million (US$6.2 million) from MYR26.7 million in the prior year period primarily due to a 35.8% decline in MMOG.asia segment gross profit and a 4.5% decline in MOLPoints segment gross profit, which resulted mainly from lower revenue and higher direct costs of our MOLPoints operations in Turkey (excluding PayByMe) compared with the prior year period. The gross profit of MOLReloads and MOLPay grew by 12.3% and 42.8%, respectively, from the prior year period. Overall gross profit margin was 43.0% in the second quarter of 2015, compared to 55.4% in the prior year period. The decline in gross profit margin was primarily due to a shift in the business segment mix in which lower margin businesses, including our MOLPay segment, contributed more to the overall revenues. In addition, Malaysia, Thailand and Turkey experienced higher channel costs. Furthermore, the MMOG.asia segment, which is the highest gross profit margin segment with margins exceeding 90%, experienced a 54.5% decline in volumes, which also contributed to the overall decline in gross profit margin. MMOG.asia revenues represented 4.1% of total revenues of the Company in the second quarter of 2015, compared to 7.0% in the prior year period.

	Three months ended June 30,
	2014	2015		YoY	Gross profit margin
	MYR	MYR	USD	Change	2014	2015
	(in millions)	(in millions)		(%)	(%)	(%)
Gross Profit

MOLPoints	16.4	15.7	4.1	(4.5)	54.2	41.0
MOLReloads	3.4	3.8	1.0	12.3	38.0	39.5
MOLPay	1.2	1.7	0.4	42.8	38.6	40.5
MMOG.asia	3.2	2.0	0.5	(35.8)	94.5	91.5

Total (3)	26.7	23.5	6.2	(12.0)	55.4	43.0

•
MOLPoints segment gross profit decreased by 4.5% to MYR15.7 million (US$4.1 million) from MYR16.4 million in the prior year period primarily due to lower revenue and higher direct cost and other ancillary expenses for our MOLPoints operations in Turkey (excluding PayByMe). Segment gross profit margin decreased to 41.0% in the second quarter of 2015 from 54.2% in the prior year period due to relatively lower gross profit margin from PayByMe compared to MOLPoints as a whole. MOLPoints volume derived from PayByMe represented 12.0% of total MOLPoints volume. PayByMe’s gross profit margin was 22.4% compared to MOLPoints segment gross profit margin excluding PayByMe of 48.4%. PayByMe’s lower gross profit margin is as a result of the direct carrier billing business having higher channel costs compared to the MOLPoints segment as a whole. In addition, MOLPoints segment gross profit margin was affected by higher channel costs.

•
MOLReloads segment gross profit increased by 12.3% to MYR3.8 million (US$1.0 million) from MYR3.4 million in the prior year period due to increased volume. Segment gross profit margin increased to 39.5% for the second quarter of 2015 from 38.0% in the prior year period, primarily due to lower channel costs.

•
MOLPay segment gross profit increased by 42.8% to MYR1.7 million (US$0.4 million) from MYR1.2 million in the prior year period due to increased volume. Segment gross profit margin increased to 40.5% in the second quarter of 2015 from 38.6% in the prior year period, primarily due to lower channel costs in both Vietnam and Malaysia.

•
MMOG.asia segment gross profit decreased by 35.8% to MYR2.0 million (US$0.5 million) from MYR3.2 million in the prior year period primarily due to a decrease in revenue. Segment gross profit margin decreased to 91.5% for the second quarter of 2015 from 94.5% in the prior year period due to higher channel costs.

OPERATING INCOME/(LOSS) AND EXPENSES
Total operating expenses increased by 322.6% to MYR89.4 million (US$23.7 million) from MYR21.2 million in the prior year period, primarily due to a non-cash charge of MYR69.5 million in connection
__________________________________
(3)           Total gross profit include others segment.

with the cancellation exercise of our share-based compensation program. With this cancellation, there should be no significant charges on the program in our financial results for future periods. In addition, in the second quarter 2015 compared with the prior year period, we incurred greater employee costs and increased professional costs as a result of being a publicly listed company.

As a result of the above, our loss from operations in the second quarter of 2015 was MYR65.9 million (US$17.5 million) as compared to a profit from operations of MYR5.6 million in the prior year period.

ADJUSTED EBITDA
Adjusted EBITDA decreased by 80.4% to MYR2.5 million (US$0.7 million) in the second quarter 2015 from MYR12.7 million in the prior year period. The decline in adjusted EBITDA is due primarily to the decline in profit contributed by our MMOG.asia segment, higher employee costs and higher professional costs of being a publicly traded company.

OTHER INCOME
Other income decreased to MYR1.5 million (US$0.4 million) from MYR1.6 million in the prior year period.

PROFIT/(LOSS) FOR THE PERIOD
Loss attributable to MOL Global Inc. shareholders was MYR62.0 million (US$16.4 million), as compared to a profit attributable to MOL Global Inc. shareholders of MYR3.5 million in the prior year period. The loss was primarily due to non-cash share-based compensation costs of MYR69.5 million. In addition, we incurred increased employee costs and higher professional costs as a result of being a publicly listed company. Diluted loss per ADS attributable to MOL Global Inc. shareholders was MYR0.94 (US$0.25), as compared to diluted earnings per ADS attributable to MOL Global Inc. shareholders of MYR0.06 in the prior year period.

BALANCE SHEET
As of June 30, 2015, MOL had cash and cash equivalents of MYR73.4 million (US$19.5 million) and total borrowings of MYR6.2 million (US$1.6 million).

SHARES OUTSTANDING
As of June 30, 2015, the Company had a total of 67.5 million common shares outstanding, or the equivalent of 67.5 million ADSs outstanding.

Conference Call Information
The Company will hold a conference call on Friday, August 21, 2015 at 8:00 am Eastern Time or 8:00 pm Kuala Lumpur Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-631-514-2526
International Toll Free:	+1-855-298-3404
Malaysia:	1800-816-107
Hong Kong:	+852-5808-3202
Singapore:	+65-6823-2299
Indonesia:	001-803-019-1840
Conference ID:	#3166150

The replay will be accessible through August 28, 2015 by dialing the following numbers:

United States Toll Free:	+1-866-846-0868
International:	+61-2-9641-7900
Conference ID:	#3166150

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.mol.com/.

About MOL Global, Inc.

MOL Global, Inc. (NASDAQ: MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 11 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward," "outlook" and similar statements. Among other things, our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

Exchange Rate

This press release contains translations of certain Ringgit amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Ringgit to U.S. dollars, in this press release, were made at a rate of MYR3.7736 to US$1.00, the noon buying rate in effect on June 30, 2015 in the City of New York for cable transfers in Ringgit per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards ("IFRS"), we present adjusted EBITDA, which is a non-IFRS financial measure, and related ratios. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of operation of associates, gain on disposal of property, plant and equipment and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), and various non-recurring charges. In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivative and employee share based compensation, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the period for the three months ended June 30, 2014 and 2015:

	For the three months ended
	June 30, 2014	June 30, 2015

(In thousands)	MYR	MYR

Profit/(loss) for the period	5,893	(65,054)
Plus:
Depreciation and amortization	5,763	6,866
Impairment loss on trade and other receivables	7	73
Impairment loss on inventories	-	540
Unrealized loss/(gain) on foreign exchange	3	(7,883)
Realized loss/(gain) on foreign exchange	102	(1,371)
Gain on disposal of property, plant and equipment	-	(69)
Property, plant and equipment written off	-	2
Intangible assets written off	-	657
Waiver of debt from other payables	-	(735)
Gain on disposal of available for sales financial assets	-	(19)
Gain on disposal of held for trading financial assets	-	(77)
Interest income	(318)	(571)
Interest expense	1,295	329
Income tax expense	(8)	347
Share based compensation expenses	-	69,460
Adjusted EBITDA	12,737	2,495

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Revenue	48,219	54,660	14,485	94,576	111,885	29,649
Direct cost and other ancillary expenses	(21,501)	(31,137)	(8,251)	(41,664)	(62,200)	(16,483)
Employee expenses	(8,902)	(80,820)	(21,417)	(16,669)	(109,702)	(29,071)
Depreciation and amortization expenses	(5,763)	(6,866)	(1,819)	(11,350)	(13,724)	(3,637)
Marketing, advertising and promotion expenses	(1,318)	(1,492)	(395)	(2,354)	(3,220)	(853)
Communication and travelling expenses	(1,637)	(2,102)	(557)	(3,182)	(4,265)	(1,130)
Office related expenses	(1,047)	(1,536)	(407)	(2,097)	(2,765)	(733)
Other operating expenses	(2,491)	3,397	900	(4,376)	(5,319)	(1,410)

Profit/ (loss) from operations	5,560	(65,896)	(17,461)	12,884	(89,310)	(23,668)
Other income	1,620	1,518	402	5,747	5,935	1,573
Finance costs	(1,295)	(329)	(87)	(2,611)	(1,337)	(354)
Share of results of associates	-	-	-	(110)	1	-

Profit/(loss) before tax	5,885	(64,707)	(17,146)	15,910	(84,711)	(22,449)
Income tax expense	8	(347)	(92)	(399)	(599)	(159)

Profit/(loss) for the period	5,893	(65,054)	(17,238)	15,511	(85,310)	(22,608)

Profit/(loss) for the period attributable to:-
Owners of the Company	3,527	(62,039)	(16,439)	11,194	(81,913)	(21,708)
Non-controlling interests	2,366	(3,015)	(799)	4,317	(3,397)	(900)

	5,893	(65,054)	(17,238)	15,511	(85,310)	(22,608)

Weighted average ordinary shares (number in thousands)
Basic	59,084	66,126	66,126	59,084	66,126	66,126
Diluted	59,084	66,126	66,126	59,084	66,126	66,126

Earnings/(loss) per share
Basic (sen(1)/cents)	5.97	(93.82)	(24.86)	18.94	(123.87)	(32.83)
Diluted (sen(1)/cents)	5.97	(93.82)	(24.86)	18.94	(123.87)	(32.83)

(1) Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit/(loss) for the period	5,893	(65,054)	(17,238)	15,511	(85,310)	(22,608)

Other comprehensive (loss)/income, net of tax
Items that may be reclassified subsequently to profit or loss:-
Exchange differences on translating foreign operations	(334)	(8,999)	(2,385)	(1,251)	758	201
Other comprehensive (loss)/income for the period, net of tax	(334)	(8,999)	(2,385)	(1,251)	758	201
Total comprehensive income/(loss) for the period	5,559	(74,053)	(19,623)	14,260	(84,552)	(22,407)

Total comprehensive income/(loss) for the period attributable to:-
Owners of the Company	3,312	(71,575)	(18,966)	10,467	(81,972)	(21,723)
Non-controlling interests	2,247	(2,478)	(657)	3,793	(2,580)	(684)

	5,559	(74,053)	(19,623)	14,260	(84,552)	(22,407)

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31, 2014	June 30, 2015	June 30, 2015
	(Audited)	(Unaudited)	(Unaudited)
(In thousands)	MYR	MYR	USD

ASSETS
Non-current assets
Property, plant and equipment	11,176	10,491	2,780
Investment property	2,367	-	-
Investment in associates	89	90	24
Development expenditure	6,559	7,670	2,033
Intangible assets	164,408	155,060	41,091
Finance lease receivables	460	394	104
Deferred tax assets	1,294	1,342	356
Other receivables, deposits and prepaid expenses	1,082	-	-
Available for sales financial assets	807	-	-
Held for trading financial assets	-	318	84

Total non-current assets	188,242	175,365	46,472

Current assets
Inventories	23,842	26,538	7,033
Trade receivables	58,300	69,820	18,502
Other receivables, deposits and prepaid expenses	25,021	25,882	6,859
Amount due from other related parties	960	1,350	358
Finance lease receivables	99	120	32
Cash and bank balances	150,571	73,432	19,459
Restricted cash	34,393	44,239	11,723

Total current assets	293,186	241,381	63,966

Total assets	481,428	416,746	110,438

EQUITY AND LIABILITIES
Capital and reserves
Share capital	38,059	38,059	10,086
Treasury shares	(11,638)	(22,057)	(5,845)
Reserves	247,284	252,831	67,000

Equity attributable to owners of the Company	273,705	268,833	71,241
Non-controlling interests	15,391	10,400	2,756

Total equity	289,096	279,233	73,997

Non-current liabilities
Borrowings	3,026	867	230
Pension liabilities	603	1,004	266
Deferred tax liabilities	9,753	7,992	2,118

Total non-current liabilities	13,382	9,863	2,614
Current liabilities
Trade payables	82,343	78,424	20,782
Other payables and accrued expenses	30,311	26,984	7,151
Derivative financial liabilities	1,202	1,202	319
Amount due to other related parties	603	683	181
Borrowings	52,708	5,284	1,400
Deferred revenue	11,122	14,392	3,814
Tax liabilities	661	681	180

Total current liabilities	178,950	127,650	33,827

Total liabilities	192,332	137,513	36,441

Total equity and liabilities	481,428	416,746	110,438

	-	-	-

Supplementary Financial Data (Non-IFRS Financial Measures)

The following table reconciles adjusted EBITDA to profit for the period:-

	For the three months ended			For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit/(loss) for the period	5,893	(65,054)	(17,238)	15,511	(85,310)	(22,608)
Plus:
Depreciation and amortization	5,763	6,866	1,819	11,350	13,724	3,637
Impairment loss on trade and other receivables	7	73	19	7	136	36
Impairment loss on inventories	-	540	143	-	940	249
Share of results of associates	-	-	-	110	(1)	-
Unrealized loss/(gain) on foreign exchange	3	(7,883)	(2,089)	105	(3,978)	(1,054)
Realized loss/(gain) on foreign exchange	102	(1,371)	(363)	139	(1,269)	(336)
Derivative fair value adjustment	-	-	-	(3,736)	-	-
Gain on disposal of property, plant and equipment	-	(69)	(18)	-	(78)	(21)
Interest income	(318)	(571)	(151)	(579)	(1,027)	(272)
Interest expense	1,295	329	87	2,611	1,337	354
Income tax expense	(8)	347	92	399	599	159
Intangible assets written off	-	657	174	-	657	174
Property, plant and equipment written off	-	2	1	-	2	1
Waiver of debt from other payables	-	(735)	(195)	-	(735)	(195)
Gain on disposal of available for sales financial assets	-	(19)	(5)	-	(19)	(5)
Gain on disposal of held for trading financial assets	-	(77)	(20)	-	(77)	(20)
Share based compensation expenses	-	69,460	18,407	-	87,619	23,219
Adjusted EBITDA	12,737	2,495	663	25,917	12,520	3,318

Supplementary Operating Data

	For the three months ended			For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2015

	MYR	MYR	USD	MYR	MYR	USD

Volume (In thousands)
MOLPoints(1)	169,168	188,925	50,065	334,546	384,723	101,951
MOLReloads(2)	322,973	383,619	101,659	641,162	753,037	199,554
MOLPay(3)	69,502	132,026	34,987	122,373	253,951	67,297
MMOG.Asia(4)	5,426	2,550	676	12,795	6,110	1,619

(1) MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(2) MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.
(3) MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.
(4) MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.

Investor Relations Contact
MOL Global, Inc.
Alvin Tan
Tel: +65-6221-5680
Email: IR@mol.com